VIA EDGAR AND OVERNIGHT DELIVERY	August 16, 2017

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE, Mail Stop 3561

Washington, DC 20549

Re:                             International Game Technology PLC

Form 20-F for Fiscal Year Ended December 31, 2016

Filed April 19, 2017

Form 6-K

Filed on May 25, 2017

File no. 001-36906

Dear Mr. Shenk:

In connection with your letter dated July 26, 2017 to Mr. Alberto Fornaro, Chief Financial Officer of International Game Technology PLC (the “Company,” “our” or “we”), we are providing the following responses to the comments made by staff members (the “Staff”) of the Securities and Exchange Commission (the “Commission”). To assist you in your review, we have included the heading and comments from that letter in italics below followed by the Company’s responses in regular typeface.

Form 20-F for Fiscal Year Ended December 31, 2016

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Comparison of the year ended December 31, 2016 and 2015, page 52

1.              Please discuss and analyze material changes in all material operating expenses both on a consolidated basis and on segment basis, and quantify each variance factor cited. Your analysis should also discuss underlying drivers impacting variances in margins and sales related operating incomes cited. For example, expand your disclosure in regard to the mix of content affecting the margin for the North America Gaming and Interactive segment and operating income related to the decrease in product sales partially offset by an increase in operating income from the increase in service revenues affecting the operating income of the International segment. In your revised disclosure, please quantify and discuss the components of cost of services and cost of sales that caused each component to materially vary (or not vary when expected to). Refer to Item 5 and the instructions thereto in Form 20-F and SEC Releases 33-6835 and 33-8350 for guidance.

Response

The Company acknowledges the Staff’s comment and proposes to further discuss and analyze material changes in all material operating expenses both on a consolidated basis and on a segment basis, with quantification of each variance factor cited beginning with the Company’s Annual Report on Form 20-F for the year ending December 31, 2017 including both 2017 vs. 2016 and 2016 vs. 2015 discussion. When drafting Management Discussion and Analysis of Financial Condition and Results of Operations, we considered Item 5 and the instructions thereto in Form 20-F and SEC Releases 33-6835 and 33-8350. In keeping with this guidance, our practice is to identify material fluctuations, giving indication of magnitude where material. Based on our review and as disclosed within the Company’s Annual Report on Form 20-F for the year ending December 31, 2016 on pages 70 — 76, we identified that the material changes in operating expenses were principally driven by the significant acquisition of IGT on April 7, 2015. Of the $344.4 million of total change in operating expenses, $424.3 million was the result of the acquisition of IGT, including amortization and depreciation of acquired tangible and intangible assets, related to the IGT business that would not have been included in the 2015 annual result, but are included within the 2016 annual results. Given the significance of the change as a result of the acquisition of IGT, we did not determine the other changes to be “significant factors, including unusual or infrequent events or new developments, materially affecting the company’s income from operations.”

Upon further consideration of the Staff’s comment and a further review of SEC Releases 33-6835 and 33-8350, the Company, will, in future filings, enhance its disclosures related to material changes in operating expenses to provide the investor information consistent with the disclosure details below. Additionally, the Company believes that the current discussion on pages 53-65 along with the proposed enhanced disclosures provides investors sufficient discussion for underlying drivers impacting variances in margins and sales.

Operating expenses

	Comparison of the year ended December 31, 2016 and 2015
	Operating expenses			Components of Change
($ thousands)	2016	2015	Change	Impact of IGT Acquisition	Constant currency	Foreign currency	Total

Cost of services	2,553,479	2,417,315	136,164	140,214	12,034	(16,084)	136,164
Cost of product sales	582,358	520,343	62,015	100,107	(33,727)	(4,365)	62,015
Selling, general and administrative	945,824	795,252	150,572	125,605	36,179	(11,212)	150,572
Research and development	343,531	277,401	66,130	58,326	12,693	(4,889)	66,130
Restructuring expense	27,934	76,896	(48,962)	—	(48,984)	22	(48,962)
Impairment loss	37,744	12,497	25,247	—	25,391	(144)	25,247
Transaction expense, net	2,590	49,396	(46,806)	—	(46,875)	69	(46,806)
Total Operating Expenses	4,493,460	4,149,100	344,360	424,252	(43,289)	(36,603)	344,360

	Comparison of the year ended December 31, 2016 and 2015
	Constant Currency Change in Operating Expenses (excluding IGT acquisition)
($ thousands)	North America Gaming and Interactive	North America Lottery	International	Italy	Corporate Support	Purchase Accounting	Total

Cost of services	(5,557)	4,322	(7,117)	11,138	6,654	2,594	12,034
Cost of product sales	(3,314)	10,494	(32,961)	(221)	(352)	(7,373)	(33,727)
Selling, general and administrative	(2,286)	4,349	(2,497)	10,701	27,286	(1,374)	36,179
Research and development	(7,234)	3,859	13,526	5,200	(2,458)	(200)	12,693
Restructuring expense	—	—	—	—	(48,984)	—	(48,984)
Impairment loss	—	3,551	1,530	—	(9,690)	30,000	25,391
Transaction expense, net	—	—	—	—	(46,875)	—	(46,875)
	(18,391)	26,575	(27,519)	26,818	(74,419)	23,647	(43,289)

The material changes in operating expenses on a constant currency basis, of $43.3 million, are as follows:

International

•                  A decrease in cost of product sales of $33.0 million, principally due to the decrease in lottery product sales of $43.5 million, as more fully described in the operating income section of this report.

Corporate Support

•                  An increase in selling, general and administrative expense of $27.3 million, principally due to:

•                  An increase of $11.1 million in cost related to the sale of trade and other receivables on a non-recourse basis; and

•                  An increase of $8.2 million in audit and compliance fees in connection with the Company becoming an SEC registrant and implementing Section 404 of the Sarbanes-Oxley Act.

•                  A decrease in restructuring expense of $49.0 million, principally due to the winding down of restructuring activities related to the April 2015 acquisition of IGT.

•                  A decrease in Transaction expense, net of $46.9 million, principally due to the absence of costs in 2016 related to the April 2015 acquisition of IGT.

Purchase Accounting

•                  An increase of $23.6 million in purchase accounting, principally due to an increase of $30.0 million in the North America Gaming and Interactive segment in 2016 for impairment losses related to certain indefinite lived trademarks relating to the expected slowing of growth in the social gaming market.

B. Liquidity and Capital Resources

Analysis of Cash Flows

Net Cash Flows from Operating Activities, page 80

2.              You state the reason for the increase in 2016 from 2015 was principally due to the increase in net income, excluding non-cash foreign exchange gains. Please provide a more robust discussion of operating cash flow activities including addressing the material drivers underlying significant changes of individual items that directly affect operating cash flow. Your discussion also should address the material drivers underlying each factor cited. Refer to section IV.B.1 of SEC Release No. 33-8350 for guidance.

Response

The Company acknowledges the Staff’s comment and proposes to enhance the discussion of operating cash flow activities including addressing the material drivers underlying significant changes of individual items that directly affect operating cash flow beginning with the Company’s Annual Report on Form 20-F for the year ending December 31, 2017.

The Company proposes to expand the discussion as follows:

“During 2016, the Company generated $961.9 million of net cash flows from operating activities, an increase of $175.9 million compared to the same period in 2015. The increase was principally due to an increase in operating income of $117.8 million in the Company’s North America Lottery segment driven by the record Powerball Jackpot in the first quarter of 2016 along with an increase in operating income of $49.9 million from the Company’s North America Gaming and Interactive segment principally due to one additional quarter of revenue and operating income from the April 2015 acquisition of IGT.”

Consolidated Statements of Cash Flows, page F-7

3.              We note the line item under investing activities for “upfront payments to customers” in the amount of $665.260 million in 2016. From your disclosures it appears this represents upfront license fees you pay under operating contracts, the payment of which is amortized as a reduction of service revenue. Please explain to us why your presentation is appropriate pursuant to ASC 230-10.

Response

The $665.260 million “upfront payment to customers” disclosed on page F-7 to the Company’s Annual Report on Form 20-F for the year ending December 31, 2016 and the related non-cash payable of $179.197 million disclosed on page F-8 are associated with a 9-year license fee to the Company’s customer in Italy for the new lotto concession. As disclosed in Footnote 6, on page F-30, we have classified this asset within “Other non-current assets” which is amortized over the 9-year license term. Given a long-term asset was acquired for this payment, we have determined that treatment as an investing activity, in accordance with ASC 230-10, was appropriate and consistent with the standard.

ASC 230 does not explicitly address the presentation of long-term license fees and concessions paid to a customer. In determining the appropriate presentation in the statement of cash flows, we considered the underlying principle described in ASC 230-10-10-1, which states that the “primary objective of a statement of cash flows is to provide relevant information about the cash receipts and cash payments of an entity during a period.” Accordingly, we believe that the cash flow presentation should generally be in line with the balance sheet treatment. That is, cash outflows related to current assets or inventory that are recognized as a period expense in our income statement are generally classified as an operating activity, whereas cash outflows related to noncurrent productive assets that are capitalized on our balance sheet and amortized or depreciated over a multiple year period are generally classified as an investing activity in the statement of cash flows. In addition, per Section ASC 230-10-45-13-c, payments at the time of purchase to acquire productive assets are cash outflows for investing activities.

Beginning with the Company’s Annual Report on Form 20-F for the year ending December 31, 2017, we will include additional disclosure in future filings substantially as follows:

“From time-to-time the Company will make a long-term investment in a contract with a customer and obtain a license to supply products and services to the customer. As consideration, the Company pays license fees, which are classified as other non-current assets in the consolidated balance sheet. Consistent with the guidance in ASC 605-50, the Company recognizes the amortization of the fee as a reduction of service revenue over the estimated useful life of the contract. This method reflects the pattern in which economic benefits are expected to be realized. The recoverability of each payment is subject to significant estimates about future revenues related to the contracts future cash flows. The Company evaluates these assets for impairment and updates amortization rates on an agreement by agreement basis. The assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. In periods in which payments are made to the customer, the Company recognizes the payment as a cash outflow from investing activities as the payments are for a long-term productive asset of the Company in accordance with ASC 230-10.”

Form 6-K filed on May 25, 2017

Exhibit 99.1

Condensed Consolidated Statement of Operations- Reconciliation of Non-GAAP Financial Measures page, 12

4.              Please clarify for us and in your disclosure what the adjustment for “transaction expense, net” represents.

Response

Transaction expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses.

The Company’s policy on Transaction expense, net is disclosed on page F-14 of the Company’s Annual Report on Form 20-F for the year ending December 31, 2016 as shown below:

Acquisitions

The Company accounts for acquired businesses using the acquisition method of accounting, which requires that the assets acquired, liabilities assumed, contractual contingencies and contingent consideration be recorded at the date of acquisition at their respective fair values. Goodwill represents the excess of the purchase price, including the fair value of any contingent consideration, over the fair value of the net assets acquired. It further requires (1) acquisition related costs to be recognized separately from the acquisition and expensed as incurred, (2) most restructuring costs to be expensed in periods subsequent to the acquisition date and (3) changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period to be reflected in the provision for income taxes. The operating results of acquisitions are included in the consolidated financial statements from the date control is obtained. Acquisition and disposition related costs are included in the consolidated statement of operations within “Transaction expense, net”. Transaction expense, net is composed of transaction costs on significant business combinations and significant gains and losses incurred on disposals of group entities or businesses.

In future filings, the Company will either include the definition of transaction expense, or include a cross-reference to such definition, in the footnotes to our non-GAAP reconciliation.

*        *        *

The Company acknowledges that we are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff. We believe that our responses adequately address the matters referenced in your letter dated July 26, 2017. If you would like to discuss our responses or any further questions you may have, please do not hesitate to contact me at +1 401-392-7900.

Very truly yours,

/s/ Alberto Fornaro

Alberto Fornaro
Executive Vice President, Chief Financial Officer

cc: Mr. Marco Sala

Chief Executive Officer

International Game Technology PLC

Mr. Timothy Rishton

Senior Vice President Finance and Chief Accounting Officer

International Game Technology PLC